                                                                  CONFORMED COPY



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                         For the month of September 2003



                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


             Form 20-F    X                        Form 40-F
                        -----                                 -----


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                            No     X
            -----                         -----

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-              .)
                                      --------------

        This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                   SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BANCOLOMBIA S.A.
                                      (Registrant)




Date: September 8, 2003                      By /s/ JAIME ALBERTO VELASQUEZ B.
                                               Name: Jaime Alberto Velasquez B.
                                               Title: Vice President of Finance

[BANCOLOMBIA LOGO]




         BANCOLOMBIA ANNOUNCES THE PROPOSAL TO ACQUIRE SUFINANCIAMIENTO

Medellin, September 5, 2003. BANCOLOMBIA (NYSE:CIB)



BANCOLOMBIA announced today that it has submitted to Suramericana de Inversiones and its related companies a proposal to acquire the total outstanding shares of Compania Suramericana de Financiamiento Comercial S.A., Sufinanciamiento. This proposal was accepted and the binding promise of purchase will be signed in the following days.

The agreed purchase price is Ps 75,026 million, which corresponds to Ps 50.31 per share.

The transaction is subject to obtaining the permissions and authorizations required by law and to due diligence of Sufinanciamiento by BANCOLOMBIA.

Sufinanciamiento is a financial company, specializing in automobile loans, and had, as of July 2003, total assets of Ps 268,518 million, total net loans of Ps 217,246 million, total liabilities of Ps 227,248 million, and total shareholder's equity of Ps 41,276 million. Source: Superintendency of Banking.




Contacts

JAIME A. VELASQUEZ          MARIA A. VILLA                   FAX: (574) 2317208
FINANCIAL VP                IR MANAGER                       WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666         TEL.: (574) 5108866